[HARD ROCK HOTEL LETTERHEAD]

November 21, 2005

VIA EDGAR AND FIRST CLASS MAIL

For Commission Use Only

Ms. Heather C. Tress

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20548

Re:                           Hard Rock Hotel, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 31, 2005
File No. 333-53211

Dear Ms. Tress:

Thank you for your comment letter, dated October 5, 2005, issued by the Staff of the Division of Corporation Finance with respect to the Form 10-K referenced above.  Hard Rock Hotel, Inc. (“Hard Rock”) acknowledges the following:

Hard Rock is responsible for the adequacy and accuracy of the disclosure in the filing.  Hard Rock also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.  Hard Rock further acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HARD ROCK HOTEL, INC.

By:	/s/ James D. Bowen
James Bowen
Chief Financial Officer